UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 28, 2018: Euroseas Ltd. Announces Delivery of Drybulk Vessel, M/V Monica P, to its Buyers Becoming a Pure Containership Company and, Purchase of Common Shares by Friends Investments Inc.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO, of Euroseas commented:,” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 28, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Delivery of Drybulk Vessel, M/V Monica P, to its Buyers Becoming a Pure Containership Company and, Purchase of Common Shares by Friends Investments Inc.

Maroussi, Athens, Greece – June 28, 2018 – Euroseas Ltd. (NASDAQ: ESEA) (the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the delivery of M/V Monica P, a 46,667 dwt drybulk vessel, built in 1998, to its buyer, an unaffiliated third party.  The gross proceeds of this sale were $6.45 million. The vessel was held for sale as of March 31, 2018.

Following the sale of M/V Monica P, the Euroseas fleet consists of 10 feeder and one intermediate containership with a total carrying capacity of 25,473 teu making the Company the sole US-listed feeder containership company.

Furthermore, the Company announced today that, based on recent filings made with the Securities and Exchange Commission, Friends Investments Inc (“FIC”), a major shareholder of the Company, has purchased 275,309 common shares of the Company in the open market for a total of 4,033,004 common shares, or approximately 35.8% of the Company’s outstanding common shares.

Aristides Pittas, Chairman and CEO, of Euroseas commented: “We are pleased to announce the delivery of our last drybulk vessel to its buyers. This sale marks the completion of the separation of our containership and drybulk fleets following the spin-off of our other six drybulk vessels in a separate US-listed public company, EuroDry Ltd, on May 30, 2018. We can now pursue growing Euroseas as a pure container company focused on feeder containerships, a sector with very strong fundamentals as the orderbook to fleet ratio is near the lowest levels of the last 20 years and demand growth prospects appear strong. At present market levels, Euroseas’ fleet is expected to generate significant cash flow after debt service which should increase the Company’s options. We remain focused on shareholder value and are committed to improving the valuation of the Company which still trades at a significant discount to its net asset value.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas typically employs its vessels on period charters. The Company has a fleet of 11 vessels in the water, ten Feeder containerships and one Intermediate containership with a total cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the anticipated spin-off of the Company’s drybulk fleet and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include,  but are not limited to, changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com